FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 28 March 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

28 March 2019, London, U.K. GSK publishes product sales reporting changes and the impact of IFRS 16 'Leases'

GSK keeps its financial reporting under regular review to ensure that it remains current and in line with both the latest regulatory requirements and developing best practice within the Pharmaceutical industry.

Respiratory category for reported sales to be updated
Following the approval of a generic alternative to Advair in the US, GSK has reviewed the presentation of its respiratory product sales and will report the Ellipta products portfolio and Nucala under the "Respiratory" category and all other respiratory products under "Established Pharmaceuticals" (disclosed separately as an Established Respiratory section) with effect from the first quarter 2019 Results Announcement.  This reflects the different stages of the product life-cycle of the various respiratory products and ensures consistency of reporting for the sales of products with similar levels of strategic focus.
The revised Pharmaceutical turnover tables below set out the revised format for reporting Pharmaceutical product sales that will be used from the first quarter 2019 results, as applied to the 2018 reported Pharmaceutical product sales.

New accounting requirements - IFRS 16 "Leases"
IFRS 16 "Leases" was issued in January 2016 and has been implemented by the Group from 1 January 2019. The Standard replaces IAS 17 "Leases" and will require lease liabilities and 'right of use' assets to be recognised on the balance sheet for almost all leases. This has resulted in a significant increase in both assets and liabilities recognised. The costs of operating leases previously included within operating costs will be split and the financing element of the charge will be reported within finance expense.

GSK has implemented IFRS 16 by applying the modified retrospective approach. For larger leases, the right of use asset at 1 January 2019 has been calculated based on the original lease inception date and for smaller leases the right of use asset has been set equal to the lease liability, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination fair value adjustments.

The table overleaf shows the amount of adjustment for each financial statement line item affected by the application of IFRS 16 at 1 January 2019.

	As previously reported	IFRS 16 adjustments	As adjusted
	£m	£m	£m
Property, plant and equipment	11,058	(98)	10,960
Right of use assets	-	1,071	1,071
Other non-current assets	1,576	(11)	1,565
Trade and other receivables	6,423	3	6,426
Deferred tax assets	3,887	39	3,926

Short-term borrowings	(5,793)	(229)	(6,022)
Long-term borrowings	(20,271)	(1,074)	(21,345)

Trade and other payables	(14,037)	10	(14,027)
Current and non-current provisions	(1,423)	35	(1,388)
Other non-current liabilities	(938)	160	(778)
Deferred tax liabilities	(1,156)	1	(1,155)

Total effect on net assets	3,672	(93)	3,579

Retained earnings	(2,137)	(93)	(2,230)

Total effect on equity	3,672	(93)	3,579

The adoption of IFRS 16 will have no impact on overall cash flows for the Group although the presentation of the lease payments in the cash flow statement will change resulting in an increase to the net cash inflow from operating activities, and hence free cash flow, and a corresponding increase in the net cash outflow from financing items (split between interest paid and net repayment of obligations under finance leases).

The IFRS 16 impact tables below set out, on a pro forma basis, the impact of IFRS 16 on the Total and Adjusted results for the quarters of 2018 assuming the same transition adjustments were made as at 1 January 2018 instead of 1 January 2019. The impact of the change would have been to increase the operating profit on a Total basis by £18 million and on an Adjusted basis by £23 million in 2018 and to increase the net finance expense by £28 million on a Total basis and £30 million on an Adjusted basis.

The impact of IFRS 16 for the full years 2019 and 2020 is expected to be at a similar level to 2018, and so this change is not expected to affect the Group's previously announced guidance related to its expectations for Adjusted EPS growth in CER terms for 2019 or the Group's medium-term outlook for Adjusted EPS growth in CER terms for the five year period 2016-2020.

An Excel version of this data is available on www.gsk.com.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2018 has been derived from the full Group accounts published in the Annual Report 2018.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Assumptions related to 2019 guidance and 2016-2020 outlook
In outlining the expectations for 2019 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.
For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.
The assumptions for the Group's revenue, earnings and dividend expectations assume no material interruptions to supply of the Group's products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the proposed formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group's shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2019 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the proposed Consumer Healthcare transaction with Pfizer.
The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018.
They also assume that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019 and that the integration and investment programmes following the Tesaro acquisition and the proposed Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully.
Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).
Subject to material changes in the product mix, the Group's medium-term effective tax rate is expected to be around 19% of Adjusted profits. This incorporates management's best estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Cautionary statement regarding forward-looking statements
The Group's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents that it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders and investors are cautioned not to place undue reliance on the forward-looking statements.
Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Principal risks and uncertainties' on pages 257-266 of the GSK 2018 Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge of and information available to the Directors on the date of this report.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Revised format for reporting Pharmaceuticals product sales The revised format for the reporting of Pharmaceutical product sales applied to the 2018 Pharmaceutical sales is as follows:

Pharmaceuticals turnover - year ended 31 December 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	2,612	35	38	1,586	28	31	609	55	54	417	40	45
Ellipta products	2,049	29	32	1,245	24	27	457	42	41	347	33	38
Anoro Ellipta	476	39	42	318	36	39	101	46	45	57	46	54
Arnuity Ellipta	44	26	29	39	22	25	-	-	-	5	67	67
Incruse Ellipta	284	41	44	186	39	42	74	45	45	24	50	56
Relvar/Breo Ellipta	1,089	8	10	581	(3)	(1)	253	25	24	255	26	31
Trelegy Ellipta	156	>100	>100	121	>100	>100	29	>100	>100	6	-	-

Nucala/Mepolizumab	563	64	66	341	44	48	152	>100	>100	70	84	89

HIV	4,722	9	11	2,913	8	10	1,194	7	6	615	14	20
Dolutegravir products	4,420	14	16	2,830	11	13	1,091	18	17	499	28	35
Tivicay	1,639	17	19	1,036	12	15	377	20	18	226	37	47
Triumeq	2,648	8	9	1,670	2	5	706	17	15	272	21	25
Juluca	133	>100	>100	124	>100	>100	8	-	-	1	-	-

Epzicom/Kivexa	117	(50)	(48)	7	(74)	(74)	44	(61)	(61)	66	(28)	(24)
Selzentry	115	(10)	(9)	58	(12)	(11)	35	(17)	(17)	22	10	15
Other	70	(41)	(40)	18	(59)	(59)	24	(35)	(38)	28	(26)	(21)

Immuno-inflammation	472	25	28	420	24	27	36	33	33	16	45	64
Benlysta	473	26	29	420	24	27	37	37	33	16	60	80

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	9,463	(11)	(8)	2,534	(23)	(21)	2,233	(9)	(10)	4,696	(4)	1
Established Respiratory	4,316	(15)	(13)	1,782	(23)	(21)	924	(13)	(14)	1,610	(4)	-
Seretide/Advair	2,422	(23)	(21)	1,097	(32)	(30)	599	(19)	(20)	726	(7)	(4)
Flixotide/Flovent	595	-	3	333	3	6	93	(2)	(3)	169	(5)	1
Ventolin	737	(4)	(1)	352	(7)	(5)	130	(2)	(2)	255	-	7
Avamys/Veramyst	300	7	10	-	-	-	74	(3)	(4)	226	11	16
Other Respiratory	262	(9)	(7)	-	-	-	28	4	-	234	(9)	(7)

Dermatology	435	(4)	-	3	(57)	(57)	161	(1)	(2)	271	(5)	2
Augmentin	570	(3)	2	-	-	-	181	(1)	(2)	389	(4)	3
Avodart	572	(7)	(5)	12	(20)	(20)	240	(19)	(20)	320	6	11
Imigran/Imitrex	141	(16)	(16)	58	(25)	(23)	57	(12)	(14)	26	-	-
Lamictal	617	(5)	(3)	310	(7)	(5)	113	6	5	194	(8)	(4)
Seroxat/Paxil	170	(8)	(5)	-	-	-	39	-	-	131	(10)	(7)
Valtrex	123	(4)	(1)	21	5	5	30	3	3	72	(9)	(4)
Other	2,519	(6)	(9)	348	(34)	(32)	488	(3)	(4)	1,683	(4)	1
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	17,269	-	2	7,453	(2)	1	4,072	2	1	5,744	-	5
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 31 December 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	827	38	34	520	32	27	179	58	57	128	36	35
Ellipta products	654	36	33	413	33	28	135	52	51	106	33	31
Anoro Ellipta	144	32	28	98	27	21	29	45	45	17	42	50
Arnuity Ellipta	13	8	-	11	10	10	-	-	-	2	-	(50)
Incruse Ellipta	87	43	38	60	46	39	20	33	33	7	40	40
Relvar/Breo Ellipta	333	13	9	186	3	(2)	71	31	28	76	25	26
Trelegy Ellipta	77	>100	>100	58	>100	>100	15	>100	>100	4	-	-

Nucala/Mepolizumab	173	43	38	107	29	23	44	83	79	22	57	57

HIV	1,276	10	6	786	10	3	317	9	7	173	15	18
Dolutegravir products	1,205	14	9	766	11	5	291	15	13	148	28	29
Tivicay	452	14	10	281	10	3	104	20	18	67	24	28
Triumeq	691	5	1	429	-	(6)	182	10	8	80	29	29
Juluca	62	>100	>100	56	>100	>100	5	-	-	1	-	-

Epzicom/Kivexa	30	(29)	(31)	4	-	(25)	11	(35)	(35)	15	(29)	(29)
Selzentry	31	3	(3)	16	-	(13)	9	(10)	(10)	6	50	50
Other	10	(63)	(52)	-	-	-	6	(50)	(50)	4	(56)	(33)

Immuno-inflammation	136	40	34	121	39	31	10	43	43	5	67	>100
Benlysta	138	42	34	121	39	31	10	43	43	7	>100	>100

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	2,571	(4)	(5)	692	(17)	(22)	604	(3)	(4)	1,275	4	6
Established Respiratory	1,164	(10)	(12)	503	(18)	(23)	236	(12)	(13)	425	3	4
Seretide/Advair	647	(18)	(20)	299	(27)	(31)	150	(18)	(20)	198	1	2
Flixotide/Flovent	166	2	-	94	3	(2)	26	-	(4)	46	2	7
Ventolin	215	-	(1)	110	(1)	(6)	36	-	(3)	69	1	7
Avamys/Veramyst	73	12	12	-	-	-	17	-	-	56	17	17
Other Respiratory	63	(5)	(5)	-	-	-	7	17	33	56	(2)	(4)

Dermatology	115	(1)	2	1	(80)	(80)	43	8	5	71	-	6
Augmentin	146	2	3	-	-	-	49	7	7	97	-	2
Avodart	149	-	(1)	3	-	(67)	60	(6)	(8)	86	5	7
Imigran/Imitrex	40	11	8	19	27	27	14	(7)	(13)	7	17	17
Lamictal	159	(5)	(8)	83	(2)	(9)	30	15	15	46	(19)	(18)
Seroxat/Paxil	46	(2)	(4)	-	-	-	10	-	-	36	(3)	(5)
Valtrex	33	6	6	7	75	50	7	17	17	19	(10)	(5)
Other	719	3	3	76	(33)	(34)	155	5	3	488	11	13
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,810	6	4	2,119	4	(1)	1,110	7	6	1,581	7	9
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - nine months ended 30 September 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	1,785	34	40	1,066	26	33	430	54	53	289	42	50
Ellipta products	1,395	26	31	832	20	27	322	38	37	241	34	42
Anoro Ellipta	332	42	48	220	40	48	72	47	45	40	48	56
Arnuity Ellipta	31	35	43	28	27	32	-	-	-	3	>100	>100
Incruse Ellipta	197	41	46	126	35	43	54	50	50	17	55	64
Relvar/Breo Ellipta	756	6	11	395	(6)	(1)	182	23	22	179	27	33
Trelegy Ellipta	79	-	-	63	-	-	14	-	-	2	-	-

Nucala/Mepolizumab	390	75	81	234	53	61	108	>100	>100	48	100	>100

HIV	3,446	8	12	2,127	7	13	877	7	6	442	14	21
Dolutegravir products	3,215	14	19	2,064	10	16	800	20	19	351	29	37
Tivicay	1,187	18	23	755	13	19	273	20	18	159	43	56
Triumeq	1,957	8	12	1,241	3	9	524	19	18	192	19	24
Juluca	71	-	-	68	-	-	3	-	-	-	-	-

Epzicom/Kivexa	87	(54)	(52)	3	(87)	(83)	33	(66)	(66)	51	(28)	(23)
Selzentry	84	(14)	(10)	42	(16)	(10)	26	(19)	(19)	16	-	6
Other	60	(35)	(37)	18	(53)	(53)	18	(28)	(32)	24	(17)	(17)

Immuno-inflammation	336	20	26	299	19	25	26	30	30	11	37	50
Benlysta	335	21	27	299	19	25	27	35	30	9	29	71

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	6,892	(13)	(9)	1,842	(25)	(21)	1,629	(11)	(12)	3,421	(6)	-
Established Respiratory	3,152	(16)	(13)	1,279	(25)	(21)	688	(14)	(15)	1,185	(6)	(1)
Seretide/Advair	1,775	(24)	(21)	798	(34)	(30)	449	(19)	(20)	528	(10)	(5)
Flixotide/Flovent	429	(1)	4	239	3	9	67	(3)	(3)	123	(8)	(2)
Ventolin	522	(5)	-	242	(10)	(5)	94	(2)	(2)	186	(1)	7
Avamys/Veramyst	227	5	9	-	-	-	57	(3)	(5)	170	9	15
Other Respiratory	199	(10)	(8)	-	-	-	21	-	(10)	178	(11)	(7)

Dermatology	320	(6)	(1)	2	-	-	118	(3)	(4)	200	(7)	1
Augmentin	424	(5)	1	-	-	-	132	(3)	(4)	292	(5)	3
Avodart	423	(9)	(6)	9	(25)	(8)	180	(23)	(24)	234	7	12
Imigran/Imitrex	101	(23)	(23)	39	(37)	(35)	43	(14)	(14)	19	(5)	(5)
Lamictal	458	(5)	(1)	227	(8)	(3)	83	2	1	148	(4)	1
Seroxat/Paxil	124	(9)	(6)	-	-	-	29	-	-	95	(12)	(7)
Valtrex	90	(7)	(3)	14	(12)	(6)	23	-	-	53	(9)	(3)
Other	1,800	(13)	(9)	272	(34)	(31)	333	(6)	(7)	1,195	(8)	(3)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	12,459	(2)	2	5,334	(4)	2	2,962	1	(1)	4,163	(2)	4
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 30 September 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	645	39	40	395	36	37	151	51	50	99	34	39
Ellipta products	500	34	35	308	34	36	110	37	36	82	28	33
Anoro Ellipta	115	34	34	77	33	34	24	33	33	14	40	30
Arnuity Ellipta	10	43	43	9	50	50	-	-	-	1	-	-
Incruse Ellipta	75	34	38	51	31	33	18	38	38	6	50	75
Relvar/Breo Ellipta	258	15	16	139	9	11	59	20	20	60	22	24
Trelegy Ellipta	42	-	-	32	-	-	9	-	-	1	-	-

Nucala/Mepolizumab	145	59	62	87	43	44	41	>100	>100	17	70	80

HIV	1,209	11	12	754	11	12	290	2	1	165	27	34
Dolutegravir products	1,138	16	17	733	13	14	267	12	11	138	42	51
Tivicay	432	19	21	271	11	12	93	16	15	68	70	85
Triumeq	669	8	9	427	5	6	172	9	8	70	23	26
Juluca	37	-	-	35	-	-	2	-	-	-	-	-

Epzicom/Kivexa	24	(51)	(47)	1	(50)	-	9	(65)	(65)	14	(33)	(29)
Selzentry	26	(16)	(13)	14	(18)	(18)	8	(27)	(27)	4	33	67
Other	21	(30)	(37)	6	(54)	(54)	6	(25)	(37)	9	-	(11)

Immuno-inflammation	122	28	29	108	27	28	9	29	29	5	67	67
Benlysta	121	29	31	108	27	29	10	43	29	3	50	100

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	2,245	(11)	(9)	636	(18)	(17)	501	(10)	(11)	1,108	(8)	(4)
Established Respiratory	1,021	(11)	(9)	451	(14)	(13)	200	(15)	(15)	370	(5)	(1)
Seretide/Advair	619	(17)	(15)	309	(20)	(19)	132	(20)	(20)	178	(7)	(2)
Flixotide/Flovent	117	(6)	(6)	59	(9)	(11)	19	6	6	39	(7)	(2)
Ventolin	172	8	12	83	26	29	29	(6)	(3)	60	(3)	2
Avamys/Veramyst	60	-	2	-	-	-	15	-	(7)	45	5	9
Other Respiratory	53	(10)	(10)	-	-	-	5	(17)	(33)	48	(8)	(4)

Dermatology	109	(5)	-	1	(50)	(50)	40	-	-	68	(7)	1
Augmentin	133	(10)	(5)	-	-	-	40	(2)	(2)	93	(13)	(7)
Avodart	144	-	1	3	-	33	59	(11)	(12)	82	9	12
Imigran/Imitrex	33	(13)	(13)	13	(19)	(19)	13	(19)	(19)	7	17	17
Lamictal	148	(11)	(10)	74	(14)	(13)	30	11	11	44	(19)	(17)
Seroxat/Paxil	42	(9)	(4)	-	-	-	9	(10)	-	33	(8)	(6)
Valtrex	32	(6)	(3)	6	(14)	(14)	8	-	-	18	(5)	-
Other	583	(16)	(14)	88	(36)	(37)	102	(11)	(12)	393	(12)	(8)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,221	1	3	1,893	3	4	951	1	-	1,377	(3)	2
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - six months ended 30 June 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	1,140	32	39	671	21	30	279	56	54	190	46	55
Ellipta products	895	22	29	524	13	22	212	39	37	159	37	47
Anoro Ellipta	217	48	56	143	44	56	48	55	52	26	53	71
Arnuity Ellipta	21	31	44	19	19	25	-	-	-	2	>100	>100
Incruse Ellipta	122	45	52	75	39	50	36	57	57	11	57	57
Relvar/Breo Ellipta	498	3	8	256	(13)	(6)	123	24	23	119	29	37
Trelegy Ellipta	37	-	-	31	-	-	5	-	-	1	-	-

Nucala/Mepolizumab	245	86	95	147	60	73	67	>100	>100	31	>100	>100

HIV	2,237	7	12	1,373	5	14	587	9	8	277	7	14
Dolutegravir products	2,077	14	20	1,331	9	17	533	24	22	213	21	30
Tivicay	755	18	25	484	14	24	180	22	20	91	28	39
Triumeq	1,288	9	14	814	2	10	352	25	23	122	16	23
Juluca	34	-	-	33	-	-	1	-	-	-	-	-

Epzicom/Kivexa	63	(56)	(54)	2	(90)	(90)	24	(66)	(66)	37	(26)	(20)
Selzentry	58	(13)	(9)	28	(15)	(6)	18	(14)	(14)	12	(8)	(8)
Other	39	(37)	(37)	12	(52)	(56)	12	(29)	(29)	15	(25)	(20)

Immuno-inflammation	214	16	24	191	14	23	17	31	31	6	20	40
Benlysta	214	16	25	191	15	23	17	31	31	6	20	60

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	4,647	(14)	(10)	1,206	(28)	(23)	1,128	(11)	(12)	2,313	(5)	1
Established Respiratory	2,131	(19)	(14)	828	(30)	(24)	488	(13)	(14)	815	(7)	(1)
Seretide/Advair	1,156	(28)	(24)	489	(40)	(35)	317	(18)	(19)	350	(12)	(7)
Flixotide/Flovent	312	1	7	180	8	16	48	(6)	(6)	84	(8)	(1)
Ventolin	350	(11)	(5)	159	(22)	(16)	65	-	(2)	126	1	10
Avamys/Veramyst	167	7	12	-	-	-	42	(5)	(5)	125	11	18
Other Respiratory	146	(10)	(7)	-	-	-	16	7	-	130	(13)	(9)

Dermatology	211	(6)	(1)	1	-	-	78	(5)	(6)	132	(7)	1
Augmentin	291	(2)	4	-	-	-	92	(3)	(5)	199	(1)	8
Avodart	279	(13)	(10)	6	(33)	(22)	121	(28)	(28)	152	6	12
Imigran/Imitrex	68	(28)	(27)	26	(43)	(41)	30	(12)	(12)	12	(14)	(14)
Lamictal	310	(2)	4	153	(5)	2	53	(2)	(4)	104	4	10
Seroxat/Paxil	82	(10)	(7)	-	-	-	20	5	-	62	(14)	(8)
Valtrex	58	(8)	(3)	8	(11)	-	15	-	-	35	(10)	(5)
Other	1,217	(11)	(7)	184	(33)	(28)	231	(4)	(5)	802	(7)	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	8,238	(4)	1	3,441	(7)	-	2,011	-	(1)	2,786	(2)	5
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 30 June 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	650	31	37	405	21	28	145	53	53	100	47	59
Ellipta products	509	20	26	317	12	18	109	36	36	83	38	50
Anoro Ellipta	120	41	48	83	41	47	24	41	35	13	44	78
Arnuity Ellipta	10	25	38	9	13	13	-	-	-	1	-	-
Incruse Ellipta	74	48	54	48	41	50	20	54	54	6	100	100
Relvar/Breo Ellipta	279	(1)	4	156	(15)	(10)	61	22	24	62	29	35
Trelegy Ellipta	26	-	-	21	-	-	4	-	-	1	-	-

Nucala/Mepolizumab	141	93	>100	88	76	86	36	>100	>100	17	>100	>100

HIV	1,189	7	11	744	7	13	288	3	4	157	11	16
Dolutegravir products	1,113	13	18	727	10	16	263	16	17	123	24	31
Tivicay	407	20	25	256	15	21	92	18	19	59	51	62
Triumeq	682	5	9	448	2	7	170	15	16	64	7	12
Juluca	24	-	-	23	-	-	1	-	-	-	-	-

Epzicom/Kivexa	26	(59)	(56)	(1)	>(100)	>(100)	10	(69)	(69)	17	(29)	(21)
Selzentry	29	-	-	13	-	8	9	(18)	(18)	7	40	20
Other	21	(43)	(46)	5	(55)	(73)	6	(45)	(45)	10	(31)	(23)

Immuno-inflammation	114	23	29	102	23	30	9	29	29	3	-	-
Benlysta	114	23	29	102	23	29	8	14	29	4	33	33

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	2,276	(14)	(11)	620	(28)	(25)	542	(11)	(11)	1,114	(5)	-
Established Respiratory	1,046	(20)	(17)	432	(32)	(29)	234	(12)	(12)	380	(6)	(2)
Seretide/Advair	590	(30)	(28)	260	(45)	(43)	151	(17)	(17)	179	(6)	(2)
Flixotide/Flovent	154	6	12	94	21	27	21	(9)	(4)	39	(11)	(7)
Ventolin	170	(5)	-	78	(9)	(6)	31	3	3	61	(3)	6
Avamys/Veramyst	69	6	11	-	-	-	22	(4)	-	47	9	14
Other Respiratory	63	(6)	(10)	-	-	-	9	29	-	54	(14)	(17)

Dermatology	104	(6)	(2)	-	-	-	39	(5)	(5)	65	(7)	-
Augmentin	127	(10)	(5)	-	-	-	37	(12)	(12)	90	(9)	(2)
Avodart	138	(14)	(11)	3	(25)	(25)	57	(32)	(32)	78	8	14
Imigran/Imitrex	36	(12)	(12)	14	(13)	(12)	15	(17)	(17)	7	-	-
Lamictal	164	10	13	82	14	19	27	(4)	(7)	55	12	16
Seroxat/Paxil	42	(9)	(9)	-	-	-	10	-	(10)	32	(11)	(8)
Valtrex	30	(6)	(3)	5	-	-	8	-	-	17	(11)	(5)
Other	589	(12)	(7)	84	(35)	(34)	115	-	3	390	(8)	(2)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,229	(3)	1	1,871	(5)	-	984	(1)	(1)	1,374	(1)	4
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 31 March 2018

	Total			US			Europe			International
	-------------------------------------			-------------------------------------			-------------------------------------			-------------------------------------
		Growth			Growth			Growth			Growth
		-----------------------			-----------------------			-----------------------			-----------------------
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Respiratory	490	34	42	266	20	34	134	60	56	90	45	52
Ellipta products	386	25	34	207	16	29	103	41	38	76	36	43
Anoro Ellipta	97	56	68	60	50	67	24	71	71	13	62	62
Arnuity Ellipta	11	37	50	10	25	37	-	-	-	1	>100	>100
Incruse Ellipta	48	41	50	27	35	50	16	60	60	5	25	25
Relvar/Breo Ellipta	219	7	14	100	(10)	1	62	27	22	57	30	39
Trelegy Ellipta	11	-	-	10	-	-	1	-	-	-	-	-

Nucala/Mepolizumab	104	76	86	59	40	57	31	>100	>100	14	>100	>100

HIV	1,048	6	14	629	3	15	299	15	12	120	3	11
Dolutegravir products	964	15	23	604	8	20	270	32	28	90	17	27
Tivicay	348	15	24	228	14	27	88	26	21	32	-	13
Triumeq	606	12	20	366	2	13	182	36	32	58	29	38
Juluca	10	-	-	10	-	-	-	-	-	-	-	-

Epzicom/Kivexa	37	(53)	(52)	3	(79)	(79)	14	(64)	(64)	20	(23)	(19)
Selzentry	29	(24)	(16)	15	(25)	(15)	9	(10)	(10)	5	(37)	(25)
Other	18	(30)	(26)	7	(50)	(43)	6	-	-	5	(14)	(14)

Immuno-inflammation	100	9	20	89	6	17	8	33	33	3	50	100
Benlysta	100	10	21	89	7	18	9	50	33	2	-	>100

Oncology	-	-	-	-	-	-	-	-	-	-	-	-

Established Pharmaceuticals	2,371	(14)	(8)	586	(28)	(21)	586	(11)	(13)	1,199	(5)	2
Established Respiratory	1,085	(18)	(12)	396	(27)	(20)	254	(15)	(17)	435	(8)	-
Seretide/Advair	566	(25)	(20)	229	(32)	(25)	166	(19)	(21)	171	(17)	(12)
Flixotide/Flovent	158	(4)	4	86	(3)	7	27	(4)	(7)	45	(4)	4
Ventolin	180	(16)	(9)	81	(31)	(23)	34	(3)	(6)	65	5	15
Avamys/Veramyst	98	8	13	-	-	-	20	(5)	(10)	78	11	20
Other Respiratory	83	(13)	(4)	-	-	-	7	(12)	-	76	(12)	(2)

Dermatology	107	(5)	-	1	>100	>100	39	(5)	(7)	67	(7)	3
Augmentin	164	6	12	-	-	-	55	4	-	109	7	19
Avodart	141	(12)	(9)	3	(40)	(20)	64	(23)	(24)	74	3	10
Imigran/Imitrex	32	(40)	(38)	12	(60)	(57)	15	(6)	(6)	5	(29)	(29)
Lamictal	146	(12)	(5)	71	(20)	(11)	26	-	-	49	(4)	4
Seroxat/Paxil	40	(11)	(4)	-	-	-	10	11	11	30	(17)	(8)
Valtrex	28	(10)	(3)	3	(25)	-	7	-	-	18	(10)	(5)
Other	628	(11)	(6)	100	(31)	(24)	116	(8)	(12)	412	(6)	1
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,009	(4)	2	1,570	(9)	1	1,027	2	(1)	1,412	(3)	5
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pro forma IFRS 16 impact on 2018 total and adjusted income statement

As stated above, GSK has implemented IFRS 16 by applying the modified retrospective approach with an effective transition date of 1 January 2019. As a result, the reported results for 2018 on both a Total and Adjusted basis are not required to be restated for the impact of the adoption of IFRS 16. The information in the tables below is therefore presented on a pro forma basis as indicative of the impact that IFRS 16 would have had on the Total and Adjusted income statements of the Group in 2018.

Total income statement

	2018

	Quarter 1	Quarter 2	6 months	Quarter 3	9 months	Quarter 4	Full Year
	£m	£m	£m	£m	£m	£m	£m

Turnover	7,222	7,310	14,532	8,092	22,624	8,197	30,821

Cost of sales	(2,390)	(2,311)	(4,701)	(2,637)	(7,338)	(2,906)	(10,244)

Gross profit	4,832	4,999	9,831	5,455	15,286	5,291	20,577

Selling, general and administration	(2,304)	(2,452)	(4,756)	(2,524)	(7,280)	(2,617)	(9,897)
Research and development	(903)	(924)	(1,827)	(988)	(2,815)	(1,075)	(3,890)
Royalty income	53	73	126	94	220	79	299
Other operating income/(expense)	(429)	(912)	(1,341)	(125)	(1,466)	(122)	(1,588)

Operating profit	1,249	784	2,033	1,912	3,945	1,556	5,501

Net finance costs	(149)	(174)	(323)	(230)	(553)	(192)	(745)
Profit on disposal of associates	-	-	-	3	3	-	3
Share of after tax profit of associates and joint ventures	9	2	11	15	26	5	31

Profit before taxation	1,109	612	1,721	1,700	3,421	1,369	4,790

Taxation	(348)	(139)	(487)	(192)	(679)	(73)	(752)
Tax rate %	31.4%	22.7%	28.3%	11.3%	19.8%	5.3%	15.7%

Profit after taxation	761	473	1,234	1,508	2,742	1,296	4,038

Profit attributable to non-controlling interests	210	34	244	94	338	85	423
Profit attributable to shareholders	551	439	990	1,414	2,404	1,211	3,615
	761	473	1,234	1,508	2,742	1,296	4,038

Earnings per share	11.2p	8.9p	20.2p	28.8p	49.0p	24.6p	73.6p

Previously reported operating profit	1,240	779	2,019	1,910	3,929	1,554	5,483
Previously reported net finance costs	(142)	(167)	(309)	(223)	(532)	(185)	(717)
Previously reported earnings per share	11.2p	9.0p	20.2p	28.8p	49.0p	24.7p	73.7p

Adjusted income statement

	2018

	Quarter 1	Quarter 2	6 months	Quarter 3	9 months	Quarter 4	Full Year
	£m	£m	£m	£m	£m	£m	£m

Turnover	7,222	7,310	14,532	8,092	22,624	8,197	30,821

Cost of sales	(2,177)	(2,078)	(4,255)	(2,387)	(6,642)	(2,533)	(9,175)

Gross profit	5,045	5,232	10,277	5,705	15,982	5,664	21,646

Selling, general and administration	(2,279)	(2,329)	(4,608)	(2,310)	(6,918)	(2,526)	(9,444)
Research and development	(887)	(868)	(1,755)	(961)	(2,716)	(1,017)	(3,733)
Royalty income	53	73	126	94	220	79	299

Adjusted operating profit	1,932	2,108	4,040	2,528	6,568	2,200	8,768

Net finance costs	(146)	(172)	(318)	(229)	(547)	(181)	(728)
Share of after tax profit of associates and joint ventures	9	2	11	15	26	5	31

Adjusted profit before taxation	1,795	1,938	3,733	2,314	6,047	2,024	8,071

Taxation	(362)	(388)	(750)	(430)	(1,180)	(354)	(1,534)
Tax rate %	20.2%	20.0%	20.1%	18.6%	19.5%	17.5%	19.0%

Adjusted profit after taxation	1,433	1,550	2,983	1,884	4,867	1,670	6,537

Profit attributable to non-controlling interests	224	170	394	141	535	139	674
Profit attributable to shareholders	1,209	1,380	2,589	1,743	4,332	1,531	5,863
	1,433	1,550	2,983	1,884	4,867	1,670	6,537

Adjusted earnings per share	24.7p	28.1p	52.7p	35.4p	88.2p	31.1p	119.3p

Previously reported Adjusted operating profit	1,923	2,102	4,025	2,524	6,549	2,196	8,745
Previously reported Adjusted net finance costs	(139)	(165)	(304)	(221)	(525)	(173)	(698)
Previously reported Adjusted earnings per share	24.6p	28.1p	52.7p	35.5p	88.3p	31.2p	119.4p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 28, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc